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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                   ----------


                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                                (AMENDMENT NO. 3)


                        LEARNING TREE INTERNATIONAL, INC.
                                (Name of Issuer)



                                      None
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   522015-10-6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                THEODORE E. GUTH
                         GUTH ROTHMAN & CHRISTOPHER LLP
                     10866 WILSHIRE BOULEVARD, SUITE. #1250
                          LOS ANGELES, CALIFORNIA 90405
                                 (310) 474-8809

                  (Name Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(f) or 13d-1(g), check the following box. [ ]


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------------------------------                          ------------------------
CUSIP No. 522015-10-6                   13D                Page 2 of 6 Pages
------------------------------                          ------------------------

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   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Theodore E. Guth
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                    (a) [ ]
                                                                    (b) [X]
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   3     SEC USE ONLY

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   4     SOURCE OF FUNDS

         OO
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQURIED PURSUANT
         TO ITEM 2(d) or 2(e)                                            [ ]

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   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         United States of America
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      NUMBER OF          7    SOLE VOTING POWER
                              1,672,000
       SHARES            -------------------------------------------------------
                         8    SHARED VOTING POWER
    BENEFICIALLY              N/A
                         -------------------------------------------------------
   OWNED BY EACH         9    SOLE DISPOSITIVE POWER
                              1,672,000
     REPORTING           -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
    PERSON WITH               N/A
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,000 shares (Mr. Guth is the trustee of seven trusts that collectively own 1,663,000 shares, and he disclaims beneficial ownership of those shares).
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [X]

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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         Approximately 7.73%
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  14     TYPE OF REPORTING PERSON
         IN
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Item 1. Security and Issuer.

     This statement amends and restates the Schedule 13D filed October 5, 1998 (the "ORIGINAL FILING"), as previously amended by Amendment No. 1 and Amendment No. 2 filed January 7, 1999 and February 11, 1999, respectively (the "AMENDMENTS"), regarding the common stock, $.0001 par value (the "COMMON STOCK") of Learning Tree International, Inc., a Delaware corporation (the "COMPANY").

Item 2. Identity and Background.

     This statement is being filed by Theodore E. Guth, an attorney in private practice with offices at 10866 Wilshire Boulevard, Suite 1250, Los Angeles, California 90024. Mr. Guth's ownership of Common Stock derives primarily from his role as trustee under seven trusts established by Eric R. Garen and Nancy
Garen: (1) the Nancy Garen 1998 Annuity Trust, (2) the Eric R. Garen 1998 Annuity Trust, (3) the Nancy Garen 1999 Annuity Trust, (4) the Eric R. Garen 1999 Annuity Trust, (5) the Nancy Garen 1999 Annuity Trust-2, (6) the Eric R. Garen 1999 Annuity Trust-2, and (7) the Garen Dynasty Trust (collectively, the "TRUSTS," and the Common Stock held by the Trusts, the "TRUST SHARES"). During the past five years, Mr. Guth has not (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Guth is a citizen of the United States.


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Item 3. Source and Amount of Funds or Other Consideration.

     Mr. Guth acquired control and has sole voting and disposition power, as trustee, over the following shares as a result of his appointment as trustee of each Trust and the deposit of the shares into each trust by each trustor: (i) 345,124 shares held by the Nancy Garen 1998 Annuity Trust; (ii) 345,124 shares held by the Eric R. Garen 1998 Annuity Trust; (iii) 141,172 shares held by the Nancy Garen 1999 Annuity Trust; (iv) 141,172 shares held by the Eric R. Garen 1999 Annuity Trust; (v) 263,704 shares held by the Nancy Garen 1999 Annuity Trust-2; (vi) 263,704 shares held by the Eric R. Garen 1999 Annuity Trust-2; and
(vii) 163,000 shares held by the Eric R. Garen Annuity Trust. No consideration was paid by the Trusts or the trustee for the Trust Shares. Mr. Guth also holds, in his own name, and not as trustee, an option (the "OPTION") to purchase from the Company 12,000 shares of Common Stock, of which 9,000 shares are vested."

Item 4. Purpose of Transaction.

     In December 1999, the existing Trusts distributed a total of 527,408 shares of Common Stock to Eric Garen and Nancy Garen pursuant to their terms. Each of Mr. and Mrs. Garen then contributed 263,704 shares of Common Stock to the newly-formed Eric Garen 1999 Annuity Trust-2 and the Nancy Garen 1999 Annuity Trust-2, respectively. The contribution of the Trust Shares to the Trusts referred to under Item 3 was for charitable and tax planning purposes. The Trusts hold such shares for investment purposes only, and do not contemplate any efforts to change the Company's business or corporate structure.

Item 5. Interest in Securities of the Issuer.

     A. The number of shares of Common Stock outstanding as of January 20, 2000, according to the Company's Proxy Statement filed January 27, 2000, was


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21,640,607. The number of shares of Common Stock beneficially owned (within the meaning of the rules under Section 13 of the Securities Exchange Act of 1934) by Mr. Guth is as follows:

-------------------------------------------------------------------------------
            CAPACITY                                      NUMBER OF SHARES
-------------------------------------------------------------------------------
As Trustee of the Nancy Garen 1998 Annuity Trust              345,124
-------------------------------------------------------------------------------
As Trustee of the Eric R. Garen 1998 Annuity Trust            345,124
-------------------------------------------------------------------------------
As Trustee of the Nancy Garen 1999 Annuity Trust              141,172
-------------------------------------------------------------------------------
As Trustee of the Eric R. Garen 1999 Annuity Trust            141,172
-------------------------------------------------------------------------------
As Trustee of the Nancy Garen 1999 Annuity Trust-2            263,704
-------------------------------------------------------------------------------
As Trustee of the Eric R. Garen 1999 Annuity Trust-2          263,704
-------------------------------------------------------------------------------
As Trustee of the Garen Dynasty Trust                         163,000
-------------------------------------------------------------------------------
Vested portion of the Option(1)                                 9,000
-------------------------------------------------------------------------------
TOTAL                                                       1,672,000
-------------------------------------------------------------------------------

     Based upon the number of shares set forth in the Proxy Statement, the 1,672,000 shares beneficially owned represent approximately 7.73% of the outstanding of the Common Stock as of January 20, 2000.

     B. Mr. Guth has sole voting and dispositive powers with respect all the shares of Common Stock of the Company held by him.

     C. During the past sixty (60) days, neither Mr. Guth personally nor the Trusts has effected any transaction in the Common Stock of the Company, other than the transfers described in this Amendment No. 3 and in the Prior Filings.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships between the Trusts and any other person with respect to the Common Stock held by the Trusts.


--------
(1) Mr. Guth holds the Option as an individual, not as trustee.


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                                    SIGNATURE

      After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2000

                                        /s/ THEODORE E. GUTH
                                        -------------------------------
                                        Theodore E. Guth



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